Exhibit 10.9.3

P. O. Box 776, Mauldin SC 29662 509 West Butler Road, Greenville, SC 29607 www.regionalmanagement.com (864) 422-8011

October 22, 2012

Mr. Robert D. Barry

Executive Vice President and

  Chief Financial Officer

Regional Management Corp.

Post Office Box 776

Mauldin, SC 29662

Re: Separation Agreement and Release in Full

Dear Bob:

Please accept our thanks for your long and dedicated service to Regional Management Corp. Your employment with Regional Management Corp. will end effective the later of January 1, 2013, or your actual termination date (“Termination Date”). In no event will the Termination Date be deemed to be earlier than January 1, 2013 or later than March 31, 2013. This letter will confirm our conversation regarding compensation to be paid, unused vacation, and other items.

1.	Consideration: In return for your agreement to the release provisions of this letter, Regional Management Corp. will:

(a)	Following your Termination Date, pay you compensation in a gross amount equal to six (6) months of your current annual base salary of Two Hundred Twenty-Five Thousand and 00/100 Dollars ($225,000), which will equal Eighteen Thousand Seven Hundred Fifty and 00/100 Dollars ($18,750) per month, less FICA and state and federal income tax withholding, which will be payable in accordance with Regional Management Corp.’s normal payroll practices, and only after the revocation periods set forth in paragraphs four (4) and twenty-three (23) of this Agreement have been met;

(b)	Following your Termination Date, pay you your normal automobile allowance of One Thousand One Hundred Fifty and 00/100 Dollars ($1,150) per month for a period of six (6) months, such amount being payable on the first day of each month and only after you return all company issued equipment and property, and only after the revocation periods set forth in paragraphs four (4) and twenty-three (23) of this Agreement have been met;

(c)	Pay you no later than March 15, 2013, your full 2012 bonus earned for 2012 plus any discretionary bonuses offered to other named executive officers of Regional Management Corp., less FICA and state and federal income tax withholding, which will be payable in accordance with Regional Management Corp.’s normal executive bonus payment practices. In addition, you will be paid a pro-rata 2013 bonus computed by multiplying your compensation earned in 2013 by the bonus percentage in effect for 2012 (82 percent) without reduction pursuant to non-attainment of plan goals or otherwise. Regional Management Corp. hereby waives any and all requirements that you be actively employed in order to receive the bonus payments contemplated by this paragraph. The 2013 bonus will only be paid after the revocation periods set forth in paragraphs four (4) and twenty-three (23) of this Agreement have been met;

(d)	Pay you all your accrued and unused vacation and personal leave days through the Termination Date;

(e)	Provide your group health insurance benefits under Regional Management Corp.’s plans through your effective Termination Date. You will have the customary continuation rights under COBRA which include the option of continuing health coverage. If you elect COBRA, Regional Management Corp. will pay your COBRA premiums for six (6) months from your Termination Date. After six (6) months, you will be responsible for the remaining COBRA premiums. A COBRA letter will be mailed to your home shortly after the Termination Date;

(f)	Waive the vesting schedule for 50% of the 25,000 shares granted under your IPO Option Grant, which will allow the immediate vesting of 12,500 shares, and extend the exercise period associated with such stock options through two (2) years following the Termination Date;

(g)	If the share price of Regional Management Corp.’s common stock is higher than the exercise price per share, under your IPO Option Grant, your options may be exercised without any cash payment (i.e., cashless exercise) and Regional Management Corp. will provide any necessary documentation to facilitate the exercise of your options and the sale of the underlying shares;

(h)	You will be entitled to continue to participate in all other employee benefit plans in which you currently participate through the Termination Date and in accordance with plan documents. However, your coverage under these benefit plans will end as of your Termination Date;

(i)	If you participate in the 401(k) Plan, your vested funds will remain in your account or you may elect to rollover or withdraw your funds;

(j)	Pay reasonable and customary cost of relocation of your personal goods to Raleigh, North Carolina and pay you an amount equal to any early lease termination fees incurred by you in connection with your relocation to Raleigh, North Carolina; and

(k)	Pay your attorney fees for review of this Release and Severance Agreement.

2.	Release of All Claims: In return for the foregoing severance pay, and other consideration, you do hereby release and forever discharge Regional Management Corp., its predecessors, successors, partners, joint ventures, affiliates, related corporation or companies, assigns, Board members, officers, employees, agents, servants, insurers, and attorneys (herebefore, herein, and hereafter, the “Regional Affiliated Parties”), from all manner of actions, causes of action, suits, debts, accounts, judgments, claims and demands whatsoever, legal, equitable, or administrative, including all claims for attorneys’ fees, and including, but not limited to, any claim you have made or might have made under any state or federal law or regulation related to or arising either directly or indirectly from your relationship with the Regional Affiliated Parties as customer, employee or member of the public as of the date of this release. Without limiting the broadness of the foregoing language, you agree to release the Regional Affiliated Parties from claims under:

•	local, state, or federal common law, statute, regulation, ordinance, or treaty;

•	Title VII of the Civil Rights Act of 1964;

•	Section 1981 of the Civil Rights Act of 1866;

•	the Age Discrimination in Employment Act of 1967;

•	the Americans with Disabilities Act of 1990;

•	the Employee Retirement Income Security Act of 1974;

•	the Health Insurance Portability and Accountability Act;

•	the Occupational and Safety Health Act;

•	the Fair Labor Standards Act;

•	the Equal Pay Act;

•	the Uniformed Services Employment and Re-employment Act of 1994;

•	Executive Orders 11246 and 11141;

•	the Worker Adjustment and Retraining Notification Act;

•	the Rehabilitation Act of 1973;

•	the Family and Medical Leave Act;

•	South Carolina Human Affairs Law;

•	the South Carolina Payment of Wages Act;

•	the South Carolina Bill of Rights for Handicapped Persons;

•	South Carolina workers’ compensation law, including S.C. Code Ann. 41-1-80.

It is the parties’ intent to release all claims which can legally be released but no more than that. In addition, as a condition of payment of amounts under Sections 1 above, you agree to sign a similar second release of claims effective as of your actual Termination Date.

3.	Remedies For Your Breach: You agree that should you breach any of the release and discharge provisions of this Agreement, you will forfeit and repay Regional Management Corp. for any payment made or other consideration offered pursuant to paragraph 1, and Regional Management Corp.’s obligation to make such payments or provide such consideration will be forever extinguished. In the event a challenge is made to the enforceability of some or all of the language in this Release and a suit, demand or claim is brought by you against any party released, the released party will be entitled to a set-off in the full amount of payments made upon this Release in any action brought.

4.	Payment Schedule: No payments will be made hereunder until at least fourteen (14) calendar days following the expiration of the seven (7) day revocation period described in paragraph twenty-three (23), provided that you have not exercised your right of revocation as provided in paragraph twenty-three (23).

5.	No Representation on Taxes: You agree and acknowledge that Regional Management Corp. has made no representations to you regarding the tax consequences of any funds received pursuant to this release. You agree to pay any federal, state, or local taxes for which you may be personally liable as a result of this settlement.

6.	Covenant Not to Sue: You specifically agree not to attempt to institute any proceedings or pursue any action pursuant to any laws (state, local, or federal) with any agency or in any jurisdiction (state, local, or federal) based on your employment with or termination from Regional Management Corp., except as required or protected by law. You covenant that you shall not in any way encourage or assist any person or entity (including, but not limited to, any past, present or future employee(s) of Regional Management Corp.) to take or participate in any legal or administrative action against Regional Management Corp., except as otherwise required or protected by law. Nothing in the Agreement shall be interpreted or applied in a manner that affects or limits your otherwise lawful ability to bring an administrative charge with the Equal Employment Opportunity Commission or other appropriate state or local comparable administrative agency; however, the parties agree that you have released the Regional Affiliated Parties from all liability arising from the laws, statutes, and common law listed in paragraph 2. Other than a challenge to the validity of the release of claims under this Agreement, Employee has released the Regional Affiliated Parties from all liability with respect to the laws, statutes, and common law listed in paragraph 2, including the ADEA.

7.	Excess Benefits: This Agreement provides benefits in excess of benefits to which you would be entitled under any other Regional Management Corp. policies or severance plans and these benefits are provided in lieu of any other payments not in addition to them. Except for actual time worked up through the Termination Date, the benefits set forth in this Agreement are all the benefits you will receive as a result of your employment with and separation from Regional Management Corp.

8.	Non-Admission: You agree and acknowledge that Regional Management Corp. does not admit, but expressly denies, any violation of any statute, regulation, or common law doctrine concerning your relationship with Regional Management Corp. and that this Release does not constitute an admission or indication of any violation.

9.	Nondisclosure of Regional Management Corp.’s Business Information: You agree that, unless compelled by a court of competent jurisdiction, you will not discuss the business affairs of Regional Management Corp. or its customers, or the business and/or personal affairs of its Board Members, officers or employees with any person for any purpose, and further agree that if you are contacted by any person and asked for information concerning Regional Management Corp. or the aforesaid persons that you will say only that you are duty bound to have no discussions with any person about any aspect of the operations of Regional Management Corp. or the business or personal affairs of any of Regional Management Corp.’s Board members, officers or employees. Provided, however, that this Paragraph shall not be interpreted to either prevent you from describing, generally, the business of Regional Management Corp. and your role as a former employee or from engaging in ordinary social discourse with your former colleagues. In responding to inquiries about your employment, Regional Management Corp. will follow its customary guidelines by giving only dates of employment and title of last position held.

10.	Continuing Cooperation: Until the expiration of the applicable statutes of limitations, you agree to provide continuing cooperation to Regional Management Corp. in the defense of any asserted or unasserted claims, charges or lawsuits pending against Regional Management Corp. Such cooperation shall include, but not be limited to, providing Regional Management Corp. with information, affidavits, deposition testimony or testimony as a witness in any forum. Provided, however, that compliance with this Paragraph 10 will not be enforced in such a way as to impose an undue burden upon you. You also agree to participate in joint messages to financial institutions and oversight agencies.

11.	Transition of Responsibilities: You agree to provide good faith participation in the transition of your duties, including participation in joint messaging to equity analysts and investors. You agree to prepare a written summary of outstanding projects/issues on which you are currently working by January 1, 2013, for the purpose of transitioning your responsibilities. Further, you agree to provide reasonable assistance to your successor by explaining the methodologies used to perform your duties. You will be willing to be hired as a consultant at the request of Regional Management Corp. at a reasonable and customary fee to be determined at the time of hire.

12.	Restrictive Covenants: You agree to respect the confidentiality of Regional Management Corp., its trademarks, trade secrets, and Confidential Information, and not to use or disclose them to anyone. You agree not to solicit Regional Management Corp.’s Customers and/or Employees. The following definitions apply:

a.	“Business of the Company” means a diversified specialty consumer finance company, doing business in South Carolina, North Carolina, Texas, Tennessee, Alabama, Oklahoma, and New Mexico, providing a broad array of loan products, primarily to companies with limited access to consumer credit from banks, thrifts, credit card companies and other traditional lenders.

b.	“Competing Business” means any individual (including you), corporation, limited liability company, partnership, joint venture, association, joint- stock company, trust, unincorporated organization, or other entity, regardless of form, that is directly engaged, in whole or in relevant part, in any business or enterprise which is the same as, or substantially the same as, the Business of the Company.

c.	“Confidential Information” means information and the compilation of information created or gathered by Regional Management Corp. and specifically related to the operation of Regional Management Corp. that derives economic value, actual or potential, from not being generally known to or readily available or ascertainable by other persons, companies, and competitors who can obtain economic value from its disclosure or use and which Regional Management Corp. endeavors to protect from disclosure or use. Assuming the foregoing criteria are met, Confidential Information includes, but is not limited to, information about the Regional Management Corp.’s operations, products and services, research and development of Regional Management Corp.’s products or services, including all processes, the names and other listings of current or prospective Customers and Vendors (including contact information), proposals made to current or prospective Customers and Vendors or other information contained in offers or proposals to such Customers, the terms of any arrangements or agreements with Customers and Vendors, including the amounts paid for such services or how pricing was developed by Regional Management Corp., the implementation of Customer-specific projects, the identity of Vendors and Vendor pricing information, the composition or description of future services that are or may be provided by Regional Management Corp., Regional Management Corp.’s financial, marketing, and sales information, and technical expertise and know-how developed by Regional Management Corp., including the unique manner in which Regional Management Corp. conducts its business. Confidential Information shall also include any information disclosed to Regional Management Corp. by a third party (including, but not limited to, current or prospective Customers) that Regional Management Corp. is obliged to treat as confidential.

Confidential Information excludes any information or compilation of information that is defined as a Trade Secret and is separately protectable under the South Carolina Trade Secrets Act, S.C. Code §39-8-10, et seq., which restricts the disclosure and use of all information that qualifies as a Trade Secret under the Act.

Confidential Information also excludes information which:

(1)	Is already known to the disclosed-to party prior to such disclosure, and is not obtained or derived, directly or indirectly, from the disclosing party;

(2)	Is or becomes known or generally available in the public domain, other than through the Employee’s act or default; or

(3)	Is obtained from a third party lawfully in possession of the information, which is not subject to any non-disclosure or non-use obligations owed to the disclosing party or any third party.

d.	“Customers” means those individuals, companies, or government entities for whom Regional Management Corp. has provided, or does provide, products or services in connection with the Business of the Company or whom Regional Management Corp. has solicited in connection with the Business of the Company.

e.	“Material Business Contact” means contact that is intended to establish a new, or strengthen an existing, business relationship for Regional Management Corp.

f.	“Vendor” means any individual, company, or government entity that supplies materials or services to Regional Management Corp. in furtherance of the Business of the Company.

13.	Non-Competition Covenant: In recognition of the uniqueness of the services which the Company provides, as well as the confidential information disclosed to you during the course of your employment with the Company, you agree that you will:

(a)	Not, for a period of eighteen (18) months from the last date on which the you were employed by the Company (the “Non-Compete Period”), establish, open, engage, consult with, or be employed in a similar capacity to that in which you worked for the Company, in any Competing Business or be employed, consult with, participate in, or be connected in any manner with the ownership, operation, or control of any business, trade or occupation such as the Business of the Company in any of the following states: Western North Carolina (Western North Carolina includes all counties west of a line formed by the eastern boundaries of Richmond, Moore, Lee, Chatham, Orange, and Person Counties), South Carolina, Texas, Tennessee, Alabama, Oklahoma, and New Mexico. The obligation not to compete does not include those counties in Eastern North Carolina east of a line formed by the eastern boundaries of Richmond, Moore, Lee, Chatham, Orange, and Person Counties, provided you work only for companies based in Eastern North Carolina with operations in Eastern North Carolina and not for companies based in Eastern North Carolina, with operations in Western North Carolina, South Carolina, Texas, Tennessee, Alabama, Oklahoma, and New Mexico . The obligations concerning ownership set forth above in this paragraph 13(a) shall not prohibit you from being an owner of not more than five percent (5%) of the outstanding stock of any class of a corporation that is publicly traded, so long as you have no active participation in the business of such corporation.

(b)	Not during the Non-Compete Period, seek employment from, or accept employment with, any Competing Business with which you have had Material Business Contact during the final two (2) years of your employment with the company, for employment in a similar capacity to that in which you worked for the Company.

In the event of a breach of this Section by you, the Company shall be entitled to preliminary injunctive relief and damages, including, but not limited to, attorney’s fees and court costs.

14.	Non-Solicitation of Customers: You agree that for one (1) year following the termination of your employment, you will not, either on behalf of yourself or for any Competing Business, directly or indirectly solicit, divert, or appropriate, or attempt to solicit, divert, or appropriate any Customer with whom you have had Material Business Contact in the five (5)-year period preceding the termination of your employment for the purposes of providing products or services that are the same as or substantially similar to the Business of the Company.

15.	Non-Solicitation of Employees: You agree that for two (2) years following the termination of your employment, you will not directly or indirectly solicit, recruit, or encourage current employees of Regional Management Corp. or any person who was an employee of Regional Management Corp. at any time when you were employed by Regional Management Corp., where doing so would violate that person’s contractual obligations to Regional Management Corp.

16.	Non-Disclosure and Non-Use of Confidential Information and Trade Secrets: For a period of two (2) years from the termination of your employment, you will not disclose, use, reproduce, distribute, or otherwise disseminate Regional Management Corp.’s Confidential Information or take any action causing, or fail to take any action necessary, in order to prevent any such information to lose its character or cease to qualify as Confidential Information. You agree never to disclose, use, reproduce, distribute, or otherwise disseminate Regional Management Corp.’s trade secrets, as that term is defined under the South Carolina Trade Secrets Act, S.C. Code §39-8-10, et seq., or take any action causing or fail to take any action necessary in order to prevent any such information from losing its character or ceasing to qualify as a trade secret. You agree to report immediately to Regional Management Corp. any attempts by any other employees or third parties to improperly obtain Confidential Information. You agree to immediately notify Regional Management Corp. of any subpoenas or other legal process that requests Confidential Information or Trade Secrets, provide Regional Management Corp. with a copy of the legal documents, and consult with Regional Management Corp.’s legal department regarding the appropriate response. As set forth in paragraph 1(a), you agree to immediately return to Regional Management Corp. all property belonging to Regional Management Corp., such as keys, credit cards, telephones, computers, and pagers, as well as all originals, copies, or other physical embodiments of Regional Management Corp.’s Confidential and Trade Secret Information (regardless of whether it is in paper, electronic, or other form), including any such information in any programs, business forms, manuals, correspondence, files, databases, or on computer disks or any other storage medium.

17.	Order to Disclose: In the event that you are required by law or court order to reveal any Confidential Information or Trade Secrets, you agree to give prompt notice thereof to Regional Management Corp. and shall use your best efforts to disclose: (a) only such Confidential Information or Trade Secrets pursuant to a protective order which provides measures to maintain the confidential nature of the Confidential Information or Trade Secrets; (b) only that portion of the Confidential Information or Trade Secrets as is necessary to meet the requirements of such law or court order; and (c) such Confidential Information or Trade Secrets to only those persons, as required by such law or court order.

18.	Binding on Successors: This Release is binding on your heirs, executors, administrators, successors and assigns.

19.	Attorneys’ Fees and Costs: This Release is in full settlement of any claim of attorneys’ fees, costs and expenses, except to the extent otherwise provided in paragraph 1(k) of this letter.

20.	Severability and Reformation: You and Regional Management Corp. agree that if any particular terms, paragraphs, subparagraphs, or portions of this Agreement are determined by an appropriate court to be invalid or unenforceable as written, they shall be modified, as necessary, and as permitted under the law to be made valid or enforceable, and such modification shall not affect the remaining provisions of this Agreement, or if they cannot be modified to be made valid or enforceable, then they shall be severed from this Agreement, and all remaining terms and provisions shall remain enforceable.

21.	Goodwill: You agree to speak well of Regional Management Corp. and its officers and employees and to promote the conservation of the goodwill Regional has earned. Unless compelled to do so by a court of competent jurisdiction and, after giving notice to Regional Management Corp. by communicating with Tom Fortin, Chief Executive Officer, or his successor, you agree that you will not, in any way, disparage Regional Management Corp., any of its subsidiaries, or related companies, or any of its officers, directors, or employees. You agree that you will not, nor shall you cause or encourage another person to publish any disparaging information about Regional Management Corp., its board members, officers, or employees to any person or to any print or electronic media, including, but not limited to, newspapers, magazines, periodicals, billboards, pamphlets, leaflets, web logs, message boards, e-mail, or the internet, unless authorized to do so by Tom Fortin, Regional Management Corp.’s Chief Executive Officer, or his successor.

Regional Management Corp. and its officers and employees agree to speak well of you. Unless compelled to do so by a court of competent jurisdiction and, after giving written notice to you, Regional Management Corp. agrees that it, its officers and employees will not, in any way, disparage you and further agrees that it will not, nor shall it cause or encourage another person to publish any disparaging information about you to any person or to any print or electronic media, including, but not limited to, newspapers, magazines, periodicals, billboards, pamphlets, leaflets, web logs, message boards, e-mail, or the internet, unless authorized to do so by you, unless otherwise protected by law.

This mutual Non-Disparagement clause shall have unlimited duration. Both you and Regional Management Corp. shall have the right to enforce this mutual Non-Disparagement provision in the Court of Common Pleas for Greenville County, South Carolina. A violation of this mutual Non-Disparagement provision may be proved by a preponderance of the evidence.

22.	Choice of Law, Venue, and Jurisdiction: This Agreement shall be interpreted and governed by the laws of the State of South Carolina, and any disputes under or challenges to this Agreement must be decided by an appropriate state or federal court having jurisdiction in Greenville, South Carolina. You expressly consent to the personal jurisdiction of the South Carolina state and federal courts for purposes of challenging or enforcing this Agreement and waive any objections or defenses to personal or subject matter jurisdiction or venue in any such proceeding before any such court.

23.	Revocation Rights: You have the right to consult with an attorney before executing this release and you are expected to do so. You have up to twenty-one (21) days to consider whether you want to accept this proposal. If you agree, on the advice of counsel, to sign this release you may revoke the release up to seven (7) days after signing it by delivering written notice of your revocation in person to Thomas F. Fortin, Chief Executive Officer, at the following address: Post Office Box 776, Mauldin, South Carolina, 29662. Any revocation shall not be effective unless actually received by Mr. Fortin within seven (7) days following the date that you sign the release.

24.	Code Section 409A Compliance: Notwithstanding any other provision of the Agreement, all amounts payable under the Agreement shall be paid no later than December 31, 2013, and are intended to be covered by the short term deferral exception to Internal Revenue Code Section 409A as provided in Treasury Regulation Section 1.409A-1(b)(4). To the extent that benefits under this Agreement are or become subject to Internal Revenue Code Section 409A, the Agreement shall be interpreted and construed to the fullest extent allowed under Code Section 409A and the applicable regulations and other guidance thereunder to satisfy the requirements of an exception from the application of Code Section 409A or, alternatively, to comply with such Code Section and the applicable regulations and other guidance thereunder, and to avoid any additional tax thereunder. To the extent compliance with the requirements of Treasury Regulation Section 1.409A-3(i)(2) (or any successor provision) is necessary to avoid the application of an additional tax under Code Section 409A to payments due to Employee upon or following his separation from service, then notwithstanding any other provision of this Agreement, any such payments that are otherwise due within six (6) months following Employee’s separation from service will be deferred without interest and paid to Employee in a lump sum immediately following that six (6) month period.

25.	Voluntary Agreement and Release: You further represent and warrant that you were not coerced, threatened or otherwise forced to sign this Agreement, and that your signature appearing hereinafter is genuine. You understand that this Agreement contains a full release of ALL claims now existing by you against Regional Management Corp., and that you are waiving only past and existing claims, but not claims which may arise after the date this Agreement is executed. You understand that you are receiving valuable consideration under this Agreement that you would not otherwise be entitled to.

26.	Waiver of Claims: You understand that by signing this Agreement, you are waiving all claims, or potential claims, including, but not limited to, claims or potential claims under the Federal Age Discrimination in Employment Act of 1967, as amended.

27.	Entire Agreement: This Agreement constitutes the entire understanding of the parties on the subject hereof and supersedes all prior understandings and instruments on the subjects treated herein. This Agreement may not be modified, other than by a written instrument executed by duly authorized representatives of the parties.

We appreciate your services to Regional Management Corp. and wish you the best for the future. If you have any questions concerning your termination of benefits, please call me. Also, if you agree to the terms of this letter, please sign the acknowledgment below and return it to me.

Sincerely, REGIONAL MANAGEMENT CORP.
By: /s/ Thomas F. Fortin
Thomas F. Fortin Chief Executive Officer

ACKNOWLEDGMENT

I agree to and accept the terms of this letter related to the termination of my employment.

October 22, 2012	/s/ Robert D. Barry
Date	Robert D. Barry